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                                EXHIBIT 4-2



     Frontier Corporation hereby undertakes to provide to the Securities and Exchange Commission, upon request, all of the instruments defining the rights of holders of long term debt of Frontier Corporation and its consolidated subsidiaries, pursuant to Reg. Section 229.601(b)(4)(iii).